UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

UNISYS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-8729	38-0387840
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 Lakeview Drive, Suite 100
Blue Bell, Pennsylvania		19422
(Address of Principal Executive Offices)		(Zip Code)

Gerald P. Kenney: (215) 986-4205
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

This Form SD of Unisys Corporation (the "Company") is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2016.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is also available at the Company's website at www.unisys.com under "About Unisys" in "Social Responsibility - Conflict Minerals".

ITEM 1.02 EXHIBIT

The Company's Conflict Minerals report is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNISYS CORPORATION

Date: May 30, 2017	By:	/s/ Gerald P. Kenney
Gerald P. Kenney
Senior Vice President
General Counsel and
Secretary